[AIG Letterhead]
August 13, 2009
Mr. Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 6010
Washington, D.C. 20549

Re:	American International Group, Inc.
Form 8-K filed August 4, 2009 (Form 8-K)
File No. 1-8787
Dear Mr. Riedler:
We are in receipt of your letter dated August 4, 2009 and thank you for your comment concerning American International Group, Inc.’s (AIG) Form 8-K filing. This letter sets forth AIG’s response to the Staff’s comment contained in your letter.
AIG acknowledges that the adequacy and accuracy of the disclosure in the Form 8-K is the responsibility of AIG, that staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Form 8-K and that Staff comments may not be asserted by AIG as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
We have repeated your question below to facilitate your review.
Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers
1.	Please amend your Current Report on Form 8-K to disclose, to the extent applicable, the information required by Items 5.02(c)(2), 5.02(c)(3), 5.02(d)(2), 5.02(d)(3) and 5.02(e) of Form 8-K.
AIG Response:
With respect to Item 5.02(c)(2), AIG respectfully advises the Staff that:
•	AIG is not aware of any arrangement or understanding between Mr. Benmosche and any other person that would require disclosure under Item 401(b) of Regulation S-K;

•	AIG is not aware of any family relationship between Mr. Benmosche and any director or executive officer of AIG that would require disclosure under Item 401(d) of Regulation S-K;

•	the information required by Item 401(e) of Regulation S-K was set forth in the press release attached to the Form 8-K as Exhibit 99.1; and

•	AIG is not aware of any information that would require disclosure with respect to Mr. Benmosche under Item 404(a) of Regulation S-K.
     AIG is not aware of any arrangement or understanding between Mr. Benmosche and any person that would require disclosure under Item 5.02(d)(2).
     Item 5.02(d)(3) is inapplicable to the Form 8-K because, as of August 4, 2009, Mr. Benmosche had not been, nor at that time was he expected to be, named to any committee of the Board of Directors of AIG.
     Items 5.02(c)(3) and 5.02(e) are inapplicable to the Form 8-K because, as of August 4, 2009, AIG had not entered into any plan, contract or arrangement with Mr. Benmosche.
* * * * *
     Thank you for your consideration of our response. If you have any questions or require any additional information, please do not hesitate to contact me at (212) 770-5123.
Very truly yours,
/s/Kathleen E. Shannon

Kathleen E. Shannon
Senior Vice President, Secretary &
Deputy General Counsel

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